November 15, 2001
Our Ref. No. 2001223111
The Mexico Equity and Income Fund
File No. 811-6111

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated July 18, 2000, you request our assurance that we would not recommend enforcement action to the Commission if, as described in your letter, the Mexico Equity and Income Fund (the "Fund") reimburses Mr. Phillip Goldstein for the proxy solicitation expenses that he incurred in connection with the Fund's 1999 annual meeting of stockholders (the "Meeting") at which he was elected a director of the Fund.

Without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission if the Fund reimburses Mr. Goldstein for the proxy solicitation expenses that he incurred in connection with the Meeting at which he was elected a director of the Fund. We direct any person considering issues related to the reimbursement of investment company proxy solicitation expenses to the Commission's decision in Sequoia Partners, L.P., Rel. No. IC-20644 (Oct. 20, 1994).

Susan M. Olson

Susan M. Olson
Senior Counsel

CLIFFORD
CHANCE
ROGERS & WELLS

CLIFFORD CHANCE
ROGERS & WELLS LLP

607 FOURTEENTH STREET NW
WASHINGTON DC 20005 2018

TEL +1 202 434 0700
FAX +1 202 434 0800
www.cliffordchance.com

Leonard B. Mackey, Jr.
Partner

DIRECT TEL +1 212 878 8489
DIRECT FAX
leonard.mackey@cliffordchance.com
admitted in New York

July 18, 2000

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of The Mexico Equity and Income Fund, Inc. (the "Fund") to request that the staff of the Division of Investment Management (the "Staff") advise us that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(d), Rule 17d-1 or Section 18 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), if the Fund reimburses Mr. Phillip Goldstein, a director of the Fund, for his proxy solicitation expenses incurred in connection with the 1999 Annual Meeting of Stockholders of the Fund (the "Annual Meeting").

I. Background

In connection with the Annual Meeting, Mr. Goldstein, a stockholder of the Fund, filed a proxy statement with the Commission. In his proxy statement, Mr. Goldstein nominated himself for election to the Board of Directors and set forth several proposals. One of Mr. Goldstein's proposals was that within 30 days of approval of the proposal, Advantage Advisers, Inc. (the "U.S. Co-Adviser") and Acci Worldwide S.A. de C.V. (the "Mexican Adviser," together the "Investment Advisers") present to the Board of Directors a proposal designed to afford stockholders an opportunity to promptly realize net asset value ("NAV") for their shares. In his proxy statement, Mr. Goldstein indicated that he intended to seek reimbursement of his expenses from the Fund. The Fund filed its own proxy statement nominating an incumbent director for election to the Board of Directors and recommending that stockholders not vote in favor of Mr. Goldstein's proposals.

At the reconvened Annual Meeting held on February 4, 2000, Mr. Goldstein was elected as a Director of the Fund and the stockholder proposal discussed above received affirmative votes representing 53.96% of the shares voted on the proposal, or approximately 40% of the shares outstanding. As of February 4, 2000, Mr. Goldstein began serving as a Director of the Fund. After reviewing the vote of the stockholders at the Annual Meeting, at a meeting held on February 9, 2000, the Board of Directors requested that the Investment Advisers present a proposal to the Board designed to afford stockholders an opportunity to promptly realize NAV for their shares. At special meetings of the Board held on March 3, 2000 and April 4, 2000, the Board considered various alternatives presented by the U.S. Co-Adviser for achieving the objective of realizing NAV as soon as possible, including converting the Fund to an open-end fund, conducting a large scale tender offer, merging the Fund into an open-end fund or liquidating the Fund. Of the four alternatives, on April 4, 2000, the Board of Directors determined that, under the circumstances, liquidation of the Fund is advisable as the most effective way to afford the stockholders the opportunity to promptly realize NAV for their shares. The Board of Directors then approved and authorized the orderly liquidation of the Fund, and by unanimous written consent dated as of May 9, 2000, the Board of Directors, including all of the Directors who are not "interested persons" of the Fund (as that term is defined in the Investment Company Act) adopted a plan of liquidation (the "Plan") and directed that the Plan be submitted for consideration by the Fund's stockholders.

On June 7, 2000, the Fund filed with the Commission and distributed to stockholders a notice and proxy statement in connection with a special meeting of stockholders to be held on July 14, 2000 for stockholder consideration of a proposal to liquidate and dissolve the Fund as set forth in the Plan adopted by the Board of Directors of the Fund.

In connection with his proxy solicitation for the Annual Meeting, Mr. Goldstein incurred approximately $35,000 in expenses, or 0.03% of the Fund's net assets as of April 30, 2000. At the special meeting of the Board of Directors of the Fund held on March 3, 2000, Mr. Goldstein requested that the Fund reimburse him for these proxy solicitation expenses. Mr. Goldstein has executed a release, dated July 14, 2000, agreeing not to take legal action against the Fund, the Directors of the Fund or the Investment Advisers, and their respective agents, in connection with this matter. The Board of Directors has resolved to reimburse Mr. Goldstein subject to a confirmation from the Staff of the Commission that the Staff would not recommend enforcement action against the Fund under the Investment Company Act if it were to reimburse Mr. Goldstein.

II. Legal Issues and Relief Sought

Section 17(d) and Rule 17d-1 of the Investment Company Act prohibit an affiliated person, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, to effect any transaction in which such registered investment company is a joint or joint and several participant without an order of the Commission approving such transaction.

Section 18 of the Investment Company Act limits the amount of "senior securities" that a registered investment company may issue. For this purpose, "senior security" refers to any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The Commission has indicated that in some circumstances, payments made to some stockholders and not to others could be deemed to create a senior security because the stockholders receiving payment could be considered to have priority over the other stockholders as to the distribution of the Fund's assets.[1]

The issues raised are (i) whether the reimbursement of Mr. Goldstein's proxy expenses by the Fund would constitute a joint transaction with an affiliate prohibited by Section 17(d) and Rule 17d-1 and (ii) whether the payment to Mr. Goldstein could create a senior security in violation of Section 18.

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1 Investment Company Act Release No. 19955 (Dec. 15, 1993) (proposing Rule 18f-3, creating an exemption from Section 18 for funds issuing multiple classes of shares).

July 18, 2000

Based upon the particular facts and circumstances of this situation, the Fund is requesting in this letter that the Staff concur in our view that the reimbursement of Mr. Goldstein's proxy solicitation expenses by the Fund would not violate Section 17(d), Rule 17d-1 or Section 18 of the Investment Company Act.

III. Legal Analysis and Conclusions

A. Section 17(d) and Rule 17d-1 of the Investment Company Act

Section 17(d) of the Investment Company Act provides that it shall be unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which such registered company, is a joint or a joint and several participant with such person or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 of the Investment Company Act provides that no affiliated person of any registered investment company, and no affiliated person of such a person, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company is a participant, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order. "Joint enterprise or other joint arrangement or profit-sharing plan" refers to any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of such registered investment company, or any affiliated person of such a person, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.

Based upon the particular facts and circumstances presented here, we are of the view that the reimbursement by the Fund of Mr. Goldstein's proxy solicitation expenses would not constitute a joint enterprise, arrangement or profit-sharing plan in violation of Section 17(d) or Rule 17d-1 of the Investment Company Act.

1. Mr. Goldstein was not an Affiliated Person of the Fund

At the time that Mr. Goldstein incurred his proxy solicitation expenses, he was not an affiliated person of the Fund. "Affiliate" for purposes of the Investment Company Act is defined as:

> "(i) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (ii) any person five per centum or more of whose outstanding voting securities are directly owned, controlled, or held with power to vote, by such other person; (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person; [or] (iv) any officer, director, partner, copartner, or employee of such other person...."[2]

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[2] Section 2 of the Investment Company Act of 1940.

"Section 17(d) of the [Investment Company] Act was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons."[3] In the *Matter of Sequoia Partners, L.P.*,[4] (*"Sequoia"*) the Commission denied the application of Sequoia Partners, L.P. ("Sequoia Partners") for exemption under the Investment Company Act with respect to the reimbursement of certain proxy solicitation expenses incurred by a stockholder in connection with a proxy contest. In that situation, Sequoia Partners owned 25.3% of the outstanding stock of the fund. Moreover, the proposed reimbursement of Sequoia Partners' expenses was part and parcel of a negotiation designed to benefit Sequoia Partners at the expense of other stockholders.[5] The Commission felt that in that situation, Sequoia Partners used its controlling interest to obtain undue concessions from the Fund.

Unlike Sequoia Partners, at the time Mr. Goldstein incurred his expenses, he did not have a controlling interest in the Fund. He was not yet a director of the Fund and owned, directly or on behalf of clients, only 2.5% of the outstanding stock of the Fund. As such, Mr. Goldstein was not an affiliate at the time of his proxy solicitation. The Section 17(d) issue arises here because Mr. Goldstein's proxy solicitation was successful and Mr. Goldstein was elected to the Board of Directors. As such, Mr. Goldstein would be an affiliate at the time of the proposed reimbursement by the Fund. Interestingly, had Mr. Goldstein not been successful, he would not have become an affiliate of the Fund and the reimbursement of his expenses would not present a Section 17(d) issue.

2. Not a Joint Transaction under Section 17(d)

The reimbursement of Mr. Goldstein's expenses by the Fund is not the type of joint transaction that Section 17(d) was intended to prohibit.

First, the reimbursement of Mr. Goldstein's expenses does not constitute a transaction for purposes of Section 17(d). In *Sequoia*, the transaction arose from an agreement between the fund and the stockholder whereby the fund agreed to conduct a tender offer for the stockholder's shares in the Fund in connection with the reimbursement of the stockholder's expenses. There is no such transaction, or other transaction occurring, between the Fund and Mr. Goldstein. The proposed reimbursement here simply involves a payment to Mr. Goldstein for his expenses in connection with his proxy solicitation. The Commission has recognized that funds are permitted to receive and pay for administrative and other services provided by affiliates without having the provision of those services or payment for such services treated as a transaction subject to Section 17(d).[6] Therefore,

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3 In the Matter of Sequoia Partners, L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994), 57 SEC Docket 2251.

4 *Id.*

5 Sequoia, the stockholder, and the fund were engaged in a proxy contest. Five days before the scheduled stockholders' meeting, the fund and Sequoia executed a settlement agreement that ended the proxy contest and postponed the meeting. The terms of the agreement assured Sequoia and its allies of a substantial short-term profit on their investment. In relevant part, the agreement provided that (a) Sequoia would discontinue the proxy contest; (b) the fund would make an all cash tender offer for up to 2,000,000 common shares) and (c) subject to the Commission's approval, the fund would reimburse Sequoia for up to $240,000 of its proxy expenses. *Id.*

6 Daily Money Fund, SEC No-Action Letter (pub. avail. Jan. 27, 1988); The Flex-fund, SEC No-Action Letter (pub. avail. Nov. 11, 1985) (in which the Commission stated that, as a general matter, a service

we are of the view that the reimbursement of Mr. Goldstein's expenses should not itself be considered a transaction for purposes of Section 17(d). As noted above, there is no other transaction occurring between Mr. Goldstein and the Fund.

Second, Mr. Goldstein's expenses were not the result of any concerted action between the Fund and Mr. Goldstein. The Commission has stated that

> "Section 17(d) and Rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its service providers is on the other. Rather, some element of combination is required. We do not believe that the mere provision of services to a fund by an affiliated person, without more, establishes the degree of combination required by Section 17(d) and Rule 17d-1."[7]

As discussed above, Mr. Goldstein was not an affiliated person of the Fund at the time he incurred his proxy solicitation expenses. Moreover, Mr. Goldstein's expenses were incurred during a proxy contest in which management of the Fund and Mr. Goldstein were on opposite sides. The fact that the Fund and Mr. Goldstein were adversaries throughout the proxy contest in our view eliminates the existence or possibility of the element of combination that is required for purposes of Section 17(d) and Rule 17d-1.[8]

3. Proxy Statement Disclosure

When stockholders elected Mr. Goldstein as a director of the Fund, they were aware of the fact that he would be seeking reimbursement of his proxy solicitation expenses from the Fund. In his proxy statement, Mr. Goldstein indicated that he intended to seek reimbursement of his expenses from the Fund. He stated:

> "Initially, I will personally bear all of the expenses related to this proxy solicitation. Because I believe that the shareholders will benefit from this solicitation, I intend to seek reimbursement of these expenses from the Fund. I estimate that my expenses will be about $35,000."

As such, had stockholders not wanted the Fund to reimburse Mr. Goldstein for his proxy solicitation expenses, they could have voted for the incumbent director nominated by management of the Fund.

4. General Policy

There are also policy reasons why the Fund should be permitted to reimburse Mr. Goldstein for his proxy solicitation expenses. First, Mr. Goldstein's success could be viewed by some as conferring a

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arrangement does not constitute a "joint enterprise or other joint arrangement or profit-sharing plan" within the meaning of Section 17(d) or Rule 17d-1").

7 Norwest Bank Minnesota, N.A., SEC No-Action Letter (pub. avail. May 25, 1995).

8 See SEC v. Talley Industries, Inc. 399 F.2d 396, 402-403 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969); see also Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

benefit to stockholders by assisting their franchise rights. The Commission in *Sequoia* stated that "[w]hether or not reimbursement is appropriate depends on the facts and circumstances of each particular case. However, such reimbursement must not unjustifiably benefit a single shareholder or group of shareholders at the expense of others."[9] The proposed reimbursement in this situation would not benefit one stockholder of the Fund at the expense of the others.[10] Unlike Sequoia Partners, Mr. Goldstein successfully completed his proxy solicitation and stockholders approved his election to the Board of Directors along with several of his proposals.

Second, we are of the opinion that because Mr. Goldstein was pursuing objectives that he believed to be in the best interests of stockholders of the Fund, the Fund should be permitted to reimburse him for his proxy solicitation expenses. The Commission has stated that it is appropriate for directors to be reimbursed for proxy expenses they incur while pursuing what they believe to be in the best interests of stockholders:[11]

> Fund directors commonly authorize the use of fund assets to make payments from which the directors may personally benefit, such as director salaries, board meeting expenses, proxy expenses, and legal fees of counsel to the independent directors. As a practical matter, the staff believes that interpreting Rule 17d-1 as encompassing such actions could impede, or in some cases prevent, fund directors from taking actions that would be in the best interests of stockholders.[12]

We are of the view that a stockholder who has incurred expenses while pursuing what he or she believes to be in the best interests of stockholders, and is then elected as a Director, should not be treated any differently for this purpose.

Moreover, the Board of Directors has concluded that, in light of stockholder support of Mr. Goldstein's proposals, and other factors, reimbursement of Mr. Goldstein's expenses is appropriate. In Steinberg v. Adams et al.[13], the District Court held that the reimbursement by a company of the expenses incurred by both the incumbent directors and the insurgents in connection with a proxy contest was appropriate. The Court stated "it seems permissible... that those who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, at least where there is approval by both the board of directors and a majority of the stockholders."

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9 *Id.*

10 "Sequoia obtained the Fund's agreement to pay expenses that were not incurred for the benefit of the Fund or other shareholders, expenses that are properly characterized as Sequoia's costs of doing business. That agreement gave Sequoia virtually 100% of net asset value for its Fund common stock, a benefit not received by other shareholders who tendered their stock. Moreover, the proposed reimbursement would diminish Fund assets available for investment on behalf of those stockholders who remain." *Id.*

11 Release No. IC-24083, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

12 *Id.*

13 90 F. Supp. 604 (May 20, 1950).

July 18, 2000

B. Senior Security

Section 18 limits the amount of "senior securities" that a fund may issue. "Senior security" refers to any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The Commission has indicated that in some circumstances, payments made to some stockholders and not to others could be deemed to create a senior security because the stockholders receiving payment could be considered to have priority over the other stockholders as to the distribution of the Fund's assets.[14]

The proposed reimbursement of Mr. Goldstein's expenses in this situation would not create a senior security. The Fund has not issued, and has no intention of issuing, a security to Mr. Goldstein that confers any special rights to distribution of the Fund's assets. Payment is not being made to Mr. Goldstein with respect to any shares he owns. The payment in this situation is for activities engaged in by Mr. Goldstein to advocate proposals he believed were in the best interests of stockholders. Moreover, the proposed reimbursement would involve only a one-time payment to Mr. Goldstein and would not otherwise confer any rights to Mr. Goldstein with respect to the Fund's assets.

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Based on the facts, circumstances and representations described above, we request confirmation that the Staff will not recommend enforcement action against the Fund should it reimburse Mr. Goldstein for his proxy solicitation expenses.

If you have any questions concerning this matter, please do not hesitate to contact me at (212) 878-8489.

Very truly yours,

Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.

14 Investment Company Act Release No. 19955 (Dec. 15, 1993) (proposing Rule 18f-3, creating an exemption from Section 18 for funds issuing multiple classes of shares).